PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


January 31, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:	Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated January 25, 2008. For the Staff's reference we filed Amendment No.4 to the Registration Statement on Form
S-4/A marked to show changes from the Amendment No. 3 filed on January 8, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.


===========================================================================
                                  General

1. We note your response to comment two from our letter dated December 14, 2007 that insider shares are held in escrow and therefore are not included in the fee table. It appears that the redomestication merger will result in a share exchange for all shares held in Asia Automotive, regardless of whether the shares are held in escrow or not. Therefore, they should be included in the fee table. Please revise the fee table accordingly.

Response
1. The Company has revised the fee table to include the registration of 1,349,000 insider shares held in escrow.


2. We partially reissue comment three from our letter dated December 14, 2007. Please file each exhibit as a separate exhibit, rather than including the exhibits at the end of the registration statement/proxy statement. We may have further comment.

Response
2. The Company has amended its filing and files each exhibit as a separate exhibit as shown in the Exhibit Index.


3. We reissue comment four from our letter dated December 14, 2007. We continue to note references to "proxy statement." Please revise to refer to this as a joint proxy statement/prospectus.

Response
3. The Company has revised the reference to "proxy statement" and changed it to" proxy statement/prospectus".


4. We note your response to comment 14 in your letter dated October 31, 2007 indicates that the company and Hunan Tongxin have agreed to amend
     Article 8 to the Equity Acquisition Agreement. Please file all amendments to the Equity Acquisition Agreement, including the amendment to Article 8. We may have further comment.

Response
4. The Company has included in this filing Amendment Number 1 to the Equity Acquisition Agreement in reference to Article 8.


5. To the extent you provide the disclosure required by Item 402 of Regulation S-K, provide the complete disclosure required by this Item. To the extent you believe this disclosure is not required, please explain. For example, we note Instruction F to Form S-4 and Item 6. B of Form 20-F. We may have further comment.

Response
5.   Hunan Tongxin is a foreign private issuer and is deemed to comply with
     Item 402 of regulation S-K if it provides or is required to provide the information required by Items 6.B and 6.E.2 of Form 20-F as follows:

     Item 6.B: Compensation

     Provide the following information for the last full fiscal year for Hunan Tongxin's directors and members of its supervisory, management and administrative bodies.

     Response: As disclosure of compensation, including pensions, retirements or similar benefits, on an individual basis in Hunan Tongxin's home country of the PRC is not required and is not otherwise disclosed by Hunan Tongxin, AAAC therefore believes this disclosure is not required in this filing. See instruction A (1) of Item 402 of regulation S-K.

     Item 6.E.2
     Share Ownership

     Describe any arrangements for involving the employees of Hunan Tongxin in the capital of Hunan Tongxin, including any arrangement that involves the issue or grant of options or shares or securities of the company.

     Response: There are 53 employees of Hunan Tongxin that are equity holders in Hunan Tongxin and are signatories to the Equity Acquisition Agreement. There are no arrangements to grant options in the company. As disclosure of ownership on an individual basis in Hunan Tongxin's home country of the PRC is not required and is not otherwise disclosed by Hunan Tongxin, AAAC therefore believes this disclosure is not required in this filing.


=============================================================================
          Questions and Answers About the Special Shareholders Meeting

6. When disclosing the conversion price per share as of a recent practicable date, please also include the market price for the common stock as of a recent practicable date.

Response
6. The Company has revised its filing and included the market price for its common stock of $8.20 of December 31, 2007.


==============================================================================
     Selected Unaudited Pro Forma Combined Financial Information, Page 32

7. We note your responses to comments 19 and 47 from our letter dated ecember 14, 2007. With respect to the 4.5 million shares that will be issued to Hunan Tongxin management, please tell us why these shares should not be treated as share-based compensation in accordance with SFAS 123 (R), considering that the Key Employees Employment Agreement states that these shares are compensation and that the individuals to whom these shares will be issued are expected to remain with the combined company for at least two years. We note that your response refers to the discussion in paragraph 26 of SFAS 141 regarding securities issued unconditionally. To the extent that continued employment is required, the issuance of the 4.5 million shares is not unconditional. Please advise and revise as appropriate.

Response
7. The Company has amended the Key Employment Agreement ("KEA") to remove any post transaction conditions. The amended KEA requires the key employees to remain with Hunan Tongxin until the proposed business transaction is completed. Following the close of the transaction the key employees will give due consideration to remaining with Hunan Tongxin, but this is not a requirement for these equity holders to receive the 4,500,000 shares. The Company has determined the 4,500,000 shares issued unconditionally to the management of Hunan Tongxin would be treated as part of the acquisition under SFAS 141 paragraph 26 where it states that "Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date."


==============================================================================
                 Comparative Per Share Information, page 34


8. We note your response to comment 20 from our letter dated December 14, 2007. Please provide us with a reconciliation of the inputs used for the calculation of book value per share for the combined company.

Response
8. The reconciliation of the inputs used for the calculation of book value per share for the combine company is as follows:

     Stockholders Equity: $64,106,000
     Average shares:      5,031,250 publicly held shares plus 1,349,000
                          insider shares

     See the Unaudited pro forma combined balance sheet on page 115.

==============================================================================
                                Risk Factors, page 38

9. Clarify in the last risk factor on page 46 why shareholders will not know the scope and cost of these compensation arrangements.

Response
9. The Company has clarified in the risk factor on page 46 that there are no predetermined compensation agreements between the Company and Messrs. Herren and Wilson as follows:

     Messrs. Herren and Wilson have agreed to serve as the CEO and the COO, respectively of Tongxin International for a period of two years from the close of the business transaction. Messrs. Herren and Wilson have agreed that they are willing to have the Compensation Committee of the Board of Directors determine their compensation for these two years. The Compensation Committee will be made up of independent directors. Therefore, the shareholders will not know the scope nor the cost of the compensation relating to Tongxin International's employment of Messrs Herren and Wilson at the time the shareholders vote on the business transaction. The costs of these arrangements are not included in the proxy statement/prospectus.


==============================================================================
                              Conversion Rights, page 50

10. We reissue comment 21 from our letter dated December 14, 2007. We continue to note conflicting disclosure. For example, the disclosure in this section continues to refer to determining the pro rata portion based upon two days prior to the record date, rather than two days prior to the consummation of the proposed transaction.

Response
10. The Company has revised this section to refer to determining the pro rata portion of the trust fund two days prior to the consummation of the proposed transaction.


==============================================================================
             Background of the Equity Acquisition Agreement, page 53
                   The Candidate Identification Process, page 53

11. We reissue comment 22 from our letter dated December 14, 2007. Provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced.

Response
11. The Company has provided additional disclosure as to how and when AAAC first became aware of Hunan Tongxin.

     Based upon Messrs. Herren and Wilson experience in forming seven joint ventures and wholly owned enterprises for General Motors in the early 1990s. they were able to reduce the number of potential candidates from 3,500 automotive suppliers in the region down to 14 that they believed would be the best candidates for AAAC to enter into a business transaction. Mr. Chun Hao, President of China Operations for AAAC was directed to approach all of the 14 candidates to inquire as to their willingness to form a partnership with AAAC. After these initial inquiries it was determined that five companies offered the best opportunity for AAAC to deliver on the commitments that were made in the initial prospectus that was delivered to the AAAC shareholders. Hunan Tongxin was one of these five companies.

     Mr. Hao Chun, President of China Operation for AAAC first met with Mr.Zhang Duanxiang, Chairman of Hunan Tongxin, on October 24, 2006 to present the concept of a Special Purpose Acquisition Corporation ("SPAC") and judge the interest on the part of Hunan Tongxin to work with AAAC. This was the first direct or indirect communications between AAAC and Hunan Tongxin. At the request of Mr. William Herren, Chairman of AAAC, Mr. Hao had a follow up meeting on October 30, 2006 to request additional information including current revenues, future growth opportunities, customers, ownership and manufacturing processes. Over the next 5 weeks there were numerous telephone calls between the two parties to gather and understand the information that was requested in the October 30, 2006 meeting.


==============================================================================
        Federal Income Tax Consequences of the Redomestication, page 78

12. We partially reissue comment 32 from our letter dated December 14, 2007. Each discussion of the federal income tax consequences should clearly disclose that it is the opinion of counsel, who is named, for each material tax consequence. Please revise this section accordingly.

Response
12. The Company has revised this section to clearly disclose the opinion of tax counsel, Strobl & Sharp P.C. for each material tax consequence and has cross referenced to page 65 MATERIAL
     UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE
     REDOMESTICATION.


==============================================================================
        Information About Hunan Tongxin Enterprise Co., Ltd., page 79

13. We partially reissue comment 34 from our letter dated December 14, 2007. Please provide the disclosure required by Item 101 (c) (1)
     (iii), (iv) and (xi) of Regulation S-K.

Response
13. The Company has further elaborated on the sources and availability of raw materials as required by item 101(c) (1) (iii) and the importance and duration of all patents,trademarks, licenses, franchises and concessions held as required by item 101(c) (1)(iv). Expenses for R&D required by (xi) were not disclosed as the Company believes that to state any additional detail would weaken the Company's competitive position.



==============================================================================
                            Results of Operations, page 90

14. As it relates to product order shipment expense, it appears that there is an inconsistency between MD&A and the amounts disclosed per footnote 3(D) to the Hunan Tongxin financial statements. For example, as it relates to the comparison of the nine months ended September 30, 2007 and 2006, MD&A states that product order shipment represents 75% of total selling expenses. However, per footnote 3(D), outbound freight expense of $589,000 was recorded as selling expenses during this period (i.e. outbound freight represents approximately 8.1% of total selling expenses). Please reconcile these amounts for each period presented.

Response
14. The Company has corrected the table in Footnote 3(D) to accurately reflect outbound and inbound freight.


15. We note your response to comment 38 from our letter dated December 14, 2007, which states that Hunan Tongxin's sales personnel are compensated by salary rather than by sales commissions. However, your filing still includes contradictory disclosure (e.g. Employees and Their Benefits, page 100). Please revise.

Response
15. The Company has corrected the statement on page 101 to accurately disclose the compensation plan for the sales employees.


==============================================================================
                           Plan of Operations, page 108

16. Please explain the services provided by Automotive Advisory Partners, for which you will pay $203,500 at the close of the proposed transaction.

Response
16. Automotive Advisory Partners ("AAP") performed the due diligence during our initial evaluation of Hunan Tongxin. The firm spent five weeks on site in China performing this due diligence. They very accurately projected the revenue results for 2007 using their proprietary revenue recognition model. Their subsequent report became the foundation that we used to negotiate the transaction. In addition, they evaluated the manufacturing capabilities and capacity utilization, performed a preliminary environmental audit, interviewed management and provided an evaluation of the management team, reviewed all salary compensation and benefit plans, reviewed all direct material contracts as well as customer contracts. AAAC has compensated AAP for their expenses incurred while performing the due diligence. AAP has agreed to wait until the close of the proposed business transaction to be paid for their professional fee. AAP is owned by William Zielke who has been nominated to serve as a board member of Tongxin International.


17. We partially reissue comment 41 from our letter dated December 14, 2007. Please clarify whether you have obtained waivers from the entities to whom you owe money. To the extent you have not obtained waivers, clarify whether these claims would be covered by the indemnifications provided by the individuals named in the Form S-1. Provide clear disclosure of the indemnification obligation of the named individuals in this section and discuss the associated risks.

Response
17. We have not obtained written waivers from the entities to which we owe money, however, we have obtained oral agreements that such entities will wait until the close of the transaction for payment. These claims would be covered by the indemnification of the officers and directors of AAAC named in the Form S-1. Such directors have agreed, severally, in accordance with their beneficial ownership in AAAC, to be personally liable to ensure that the proceeds in the trust account are not reduced by claims of entities owed money by AAAC for services provided to us. We can not assure that such individuals will have sufficient assets to satisfy such obligations.


==============================================================================
           Unaudited Pro Forma Condensed Combined Statement of Operations
                        Pro Forma Adjustments. I, page 122

18. It appears that the calculation of pro forma earnings per share is based on total shares outstanding in AAAC prior to the transaction with Hunan Tongxin rather than weighted average shares. Please revise. Refer to Article 11-02 (b) (7) of Regulation S-X.

Response
18. The Company has revised the calculation of pro forma earnings per share to include the weighted average shares rather than total shares outstanding in AAAC.


==============================================================================
                    Executive Compensation Determination, page 130

19.  Please disclose the material terms of the key employment agreements.

Response
19. The Company has disclosed the material terms of the key employment agreements on page 131 of the proxy statement/prospectus.

     In order to fully understand the need for the key employment agreement, the Company requests the staff to refer to the negotiation process described on page 54 of the proxy. During the negotiations AAAC and Hunan Tongxin agreed the total value of Hunan Tongxin was $65 million (Assuming the Net Income contingency is released). AAAC felt that it was incumbent upon the negotiating team to protect our investors on two fronts. First, we felt that in buying a Chinese company we needed assurances that the management team would be available to Tongxin International following the business transaction. That is the reason we developed the Key Employee Employment Agreement (KEEA). The material term of this agreement is the key employees will continue to be employed by Hunan Tongxin until we consummate the business transaction and at that time the employees will give due consideration to joining the new company. It was not and is not a stand-alone agreement The agreement was negotiated as part of the total package of agreements between AAAC and Hunan Tongxin. In addition to the KEEA Hunan Tongxin has agreed to have the 53 key members of management sign the management Employment Agreement (Schedule F) after the close of the business transaction and prior to the first board meeting of TI. The material terms of this agreement are also included on page 131 of the proxy statement/prospectus.


20. Please disclose the consideration to be received by management and key employees as part of this transaction.

Response
20. The company has further clarified the consideration to be received by management on page 130 and 131 of the proxy/prospectus.

     Both (Mr. Zhang and Mr. Peng) will be members of the board of directors and officers of Tongxin International. The Management Employment Agreement will provide for an annual salary and a discretionary cash bonus based on performance of Hunan Tongxin and other criteria, as the compensation committee determines. The executives will be entitled to other benefits currently in place between executive management and Hunan Tongxin.

     Messrs. Zhang and Peng are currently equity holders in Hunan Tongxin and they along with the other 51 management people that are also equity holders in Hunan Tongxin and are all signatories to the Equity Acquisition Agreement will receive $13 million and 4,500,000 of shares in Tongxin International. In addition, as non officers of Tongxin International the 51 members of management will receive a salary as determined by Hunan Tongxin.


===============================================================================
                Hunan Tongxin Enterprise Co., Ltd. Financial Statements

21. Please note the financial statement updating requirements of Item 310 (g) of Regulation S-B.

Response
21. The Company has noted the financial statement updating requirements of Item 310 (g) of regulation S-B as follows:

     The audited financial statements for the recently completed fiscal year of Hunan Tongxin are not anticipated to be available prior to effectiveness or mailing.


===============================================================================
                           Consolidated Statements of Cash Flows

22. We note your response to comment 58 from our letter dated December 14, 2007. The revisions to the statements of cash flows to reflect the adjusted net income were not noted in our review. Please revise.

Response
22. The Company has revised the statements of cash flows to reflect the adjusted net income as noted in the statements of income.


===============================================================================
                      Notes to Consolidated Financial Statements

23. We note your response to comment 60 from our letter dated December 14, 2007, but we were unable to find the enhanced footnote disclosures related to the September 30, 2007 and 2006 interim financial statements. Please revise your footnotes as appropriate.

Response
23. The Company has revised its footnotes to include enhanced disclosures related to the September 30, 20007 and 2006 interim financial statements.


===============================================================================
                         Consent of Lehman Brown Lu Hua CPA Firm

24. We note that the date of the audit report provided for Hunan Tongxin (November 6, 2007) is inconsistent with the date identified in the consent provided by your independent accountant (July 31, 2007). Please advise your independent accountant to file a revised consent referencing the appropriate report date.

Response
24. The Independent accountant has revised its opinion letter to agree with the July 31, 2007 date.



We will follow-up by phone to address any questions or issues you may have with regard to our responses.


                                                        Sincerely,

                                                     /s/ Paul M. Kavanaugh
							 Paul M. Kavanaugh

cc:	Damon Cobert
        Pamela Howell
        Ethan Horowitz
        Bill Herren
        Rudy Wilson